Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Netmeeting with Helge Lund and Hilde Aasheim 21 of March 2007

1 Question:
Company affiliation
Has the company affiliation been finally decided? Also for those who are in the "grey zone"? Everyone has been told what company they will belong to from now on. Will those that do not agree with their location be able to influence this at this stage?

Answer:
Hi

I assume that you work for Hydro and are not sure whether you will belong to Hydro or StatoilHydro in the future. I propose that you contact an HR representative or your supervisor in Hydro for a clarification of this. Only Hydro employees that will be part of StatoilHydro will be allowed to report an interest in the process.

Hilde

2 Question:
Application for position
Will O&E employees located in the new Hydro be allowed to apply for positions announced in StatoilHydro?

Answer:
Hi

Only people that belong to the scope of the StatoilHydro integration will be allowed to report an interest for a position in the process.

Hilde

3 Question:
Kindergarden
Hello

I have a question on kindergarden.
Does StatoilHydro have a kindergarden offer in Stavanger? Everyone with small children knows that it is difficult to find a place in a kindergarden in the middle of the kindergarden year. How will this be solved?

Answer:
Hello

I know that a place in a kindergarden is important to our employees. Statoil has company kindergardens in Stavanger which are available to company personnel according to specific guidelines.

Regards,
Hilde and Helge

4 Question:
Subsurface
Now that the managers from the heavy subsurface unit (particularly geology and drilling)are moved from Stavanger, will the associated discipline leaders/engineering positions be located in the same location as the managers?

Answer:
This question has not yet been decided, and we will have to come back to this. All disciplines/specialist communities will not be located in the same geographical area as the managers. It will be important, in general, to use modern means of communication which allow us to work on the same discipline from several locations.

Regards Helge

5 Question:
Subsea
Subsea has been one of 5 destinct technology areas for Statoil. The major competence is based in Stavanger today.

The unit has now been located to Bergen:
What does this mean wrt

1: Will further build up of this compenece and new recruitment be performed from Bergen ? (ie location)

Answer:
This will remain a key technology for StatoilHydro.

What we have decided to date is management level 2. On the next management levels there will be strong competence communities on various locations, so also within subsea and subsurface and other distinct technology areas.

Regards Helge

6 Question:
Equal Opportunity??
Hei

What is the reason behind the decision to keep Hydro IS Partner as a separate company?

And why were the employees of Hydro IS Partner DENEID the opportunity to express interest in new positions? Despite the equal opportunity for all the you keep talking about??

Rosario

Answer:
Dear Rosario

Thanks for your comment. I receive many questions regarding Hydro IS partner and has tried to respond to several of them, but will be unable to answer all.

The key point is that Hydro IS partner is already a seperate AS with customers outside Hydro, and not least Hydro itself going forward. In addition, Statoil has a large IT organisation itself. We have therefore decided that we need more time to work out a long-term good solution for Hydro IS partner. Hence, it has been decided that for now Hydro IS partner employees will not be included in the expressing of interest model.

Best regards

Hilde

7 Question:
Taken back seat
When speaking to colleagues in various departments, the sentiment is that Statoil has taken the back seat in this "merger". I have yet to met somebody here in Statoil who feels that we in Statoil have benefited in any way. As far as I can see, Hydro personnel do not have to relocate.

The sentiment in Statoil must addressed seriously. I fail to see how you Helge, have stood up for Statoil - apart from concluding the merger.

Answer:
We will build a new and stronger company where we will focus on growing the strengths of both companies. In my role I need to take care of the overall design and balance. I feel that we have been able to find a holistic solution that will benefit the new group.

I am confident that the new and stronger group will bring new and exciting opportunities for employees in both companies.

All in all I think we have found a good balance between the costs and benefits on the various locations and between the two companies.

Regards Helge

8 Question:
Hydro Statoil employee intergration
How are the 2 emplyee work forces going to be intergrated? They both work in seperate offices,project and fields

Answer:
Hi

We will now create one integrated company and this will also be reflected in terms of offices etc. Many will get new collegues, new jobs and perhaps even new job locations.

Best regards

Hilde

9 Question:
Loss of skills?
In a situation in which the oil business is struggling to find skilled personnel, Statoil chooses to offer "gift packages" to the most experienced employees. Why was this offer not limited to disciplines with defined overstaffing? We will now end up with less combined skills in the new company than the total of the input factors.

Answer:
Our aim is not to have as many as possible accept this offer. We hope that many in this age group will see many of the exciting opportunities that StatoilHydro will offer. According to our estimates there will be a surplus of about 2,500 employees and the offer is one of four instruments designed to handle such a situation.
The offer of voluntary early retirement pension has certain weaknesses, but we have learned that selective initiatives in such situations do not have the intended effects.

Regards Helge

10 Question:
L3 job descriptions
I am missing some calibration for L3 job descriptions like roughly number of people / number of departments/ evt. turnover. Who do we ask?

Answer:
Hi

Great that you have already checked the position made available this morning. There are some HR contact details that you might find useful to consult, and of course the already appointed leaders will be able to help you.

Good luck.

Best regards

Hilde

11 Question:
Mobility indicated, positive?
Hello,
Will mobility willingness in this phase be considered a plus at the next crossroads; which may be to apply for a position at the place of residence?

Answer:
Hello

It is difficult to indicate any evaluations of a position several years ahead. In general however it is positive to have a broad background and experience, to demonstrate the ability to seek new opportunities and the will to help create a good and integrated StatoilHydro.

Regards,
Hilde and Helge

12 Question:
Early retirement vs shortage of resources
Hi
Will everyone that meets the age criteria qualify for the early retirement package, regardless of what area they belong to/the skills they possess etc.?
A great percentage of the personnel staffing our development projects (Statoil) are "mature age" employees that would belong to the relevant group. There is already a great shortage for this type of personnel resources both internally and in the consultancy market. Does this mean that Hydro have many young employees that can "fill" the positions after personnel that are now eager to take early retirement with this gift package, or anyone in the integration team a joker up his/her sleeve with regard to how we are to staff our projects in the future?

Answer:
The offer of voluntary early retirement applies to all employees within the scope of the integration planning process. It is thus up to the individual him/herself to decide. The company, however, does not aim to have as many as possible apply for it, but it is one of several means to solve a potential overstaffing situation. I hope that as many as possible in the relevant age group choose to stay, as StatoilHydro will be an exciting workplace with many interesting tasks, particularly on the project side.

The leaving date for those that still choose to take advantage of this offer may take place from the time they reach the age of 58, but by 1 October 2007 at the earliest.

Regards Helge

13 Question:
Unanswered questions
Why are not the unanswered questions published? It would be interesting to compare the nature of the questions that are answered with those that are not answered.

Answer:
Hi

We have received more than 300 questions today and it goes without saying that we cannot answer them all in one hour. We try to answer all critical as well as more exploring questions. We unfortunately do not have a system for publishing all unanswered questions, but we take note of your comment and will try to find a solution to this.

Hilde

14 Question:
Praise
Hello,
I was involved in the Saga/Hydro merger and the transfer of operatorship of Tampen/Hydro to Statoil.

I would like to praise the integration team for excellent work so far in the process.

Answer:
Thank you.

We have tried to learn from the processes you mention, among other elements. We are pleased to hear that you are satisfied with the process so far and it improves our motivation for all the work ahead. Let me also take this opportunity to thank everyone who has contributed so far, including the unions and not least all employees who have been so positive during the last months.

Hilde

15 Question:
Company name/logo
What is your opinion on changing the name and logo of a business which already has such a strong brand?

Answer:
I am concerned with creating a new company which will include the best elements of both Hydro and Statoil. A new name and a new identity are some of the measures in this respect. I believe that we can find solutions that will inspire both Hydro and Statoil employees. The StatoilHydro brand will be a result of what we can build together over time.

Kind regards
Helge

16 Question:
Express interest
If you apply ("melde interesse") for a StatoilHydro job, does that mean you have to say yes to that job if it is offered to you? If you apply to StatoilHydro and are currently a Hydro Corporate "gray" person, does the application mean you have chosen StatoilHydro?

Answer:
Hi and thanks for your question

I assume you express interest in jobs that you are actually interested in.

I suggest you talk with a Hydro HR person to help you answer the "grey" part of the question and decide if you are in position to be part of the expressing of interest model.

Hilde

17 Question:
Manning
Will employees of Energy and Retail have the opportunity to show interest in, and apply for positions in June? Will the incentive programmes for moving also apply to Energy and Retail?

Answer:
Energy & Retail personnel in areas not affected by the merger are not permitted to express interest in positions, and will therefore not be covered by the measures. You must ask your leader whether you are inside or outside the area affected.

Kind regards,
Helge

18 Question:
The early retirement offer
I regard the early retirement pension offer as an action to get rid of as many as possible of those that have the original Statoil spirit in order to reduce the resistance to the changes underway. What are your comments on this?

Answer:
I hope that the offer is not perceived as if we try to "get rid" of anyone. Rather on the contrary: we wish to build a company with more opportunities for the employees in both companies.

This is a merger between equals. This means that there is a Statoil spirit as well as a Hydro spirit. I find it important that we respect and acknowledge each others' history and are curious about each other, and that we together can bring the best from two cultures into a common culture that we are proud of.

Regards Helge

19 Question:
International E&P
Why is the management of unit "Europe and North Africa" in Stavanger while units "Southern Atlantic Basin" and Eurasia, Middle East and Asia" in Oslo ? Was it not the intention that International E&P should be gathered in Oslo ?

Answer:
We have tried to structure the overall organisation in a way to maintain all our competence hubs. The solution we have carved out for INT has also been part of this overall puzzle. In my opinion, the suggested model for INT will be a powerful organisation for the future building on competences and skills in both companies.

Regards Helge

20 Question:
Keep your own job
If you wish to keep your job, but other, more qualified applicants are interested in it. Will he/she then get my job?

Answer:
Hi.
This is an important and good question that many are of course interested in. We have designed a "report an interest" process where we expect that the wishes of most employees will be met. If there are several good candidates for a job we have also agreed on the criteria that will apply, including that we must attach importance to the current position in such an evaluation. Having said this, everyone will not necessarily get their top priority job, but taking good care of the individual in this process is a top priority.

Hilde and Helge

21 Question:
INT to Oslo
The relocation of INT to Oslo seems absurd. The integration between UPN and INT has been essential to being successful internationally. We find it sad that Stavanger, after building up this business over many years, will go the opposite way over a short period. We are aware that there the same number of people will be based in Stavanger, but these jobs will not be future-oriented. The activity will be gradually downscaled over time, with all spin-off effects that this will have for the region. What is Helge Lund's view of this issue?

Regards
Oddmund

Answer:
Our main focus now must be on building a brand new and much more effective company. The company will, for many reasons, get and also need to have a wider geographical basis. One consideration in the merger planning process is to take care of the many people working in the current Hydro organization in Oslo. I think that we have managed this balancing act. Statoil will at the same time be strengthened in Stavanger, and the city will get an abundant share of future-oriented jobs. The growth in the new company will of course take place outside Norway. If we succeed, this will also strengthen the entire Statoil group, including the operations in Stavanger, Bergen, Oslo and Trondheim.

Regards Helge

22 Question:
Management level below L¤
Will there be a management level below L4 and if so, how is the selection process planned to take place?

Answer:
Hi
This type of management positions will be established in some areas, but we have not yet planned any separate process for these. This will be included in the main staffing process starting in June. Good luck!

Hilde and Helge

23 Question:
Remuneration package
I am working in Markets in Oslo and do not have the possibility to move. Is 3 months notice of resignation all you can offer if you can not offer me an interesting job in Oslo?

Answer:
We can offer much more than that. All positions in Oslo, both in the business areas and in staff functions, will be open for all employees to express their interest in. There will be approximately the same number of positions in Oslo after the merger is finalized as today.

24 Question:
Melde-interesse-ordning
The system of reporting an interest in positions sounds great. I would like to know, however, how the desires will be reviewed: who will review the desires, who will decide, can the present department/manager prevent redeployment?

And - will you belong to the "relocation category" if your current office location is in city A, but your are registered in the national registration office in city B? (i.e. Statoil regards you as resident in the region where your office is located, and all accommodation costs and costs of travelling home must be covered by the employee him/herself).

Answer:
I am pleased that you like this system.

More details on the evaluation process will be given later, but the H.R. function in the individual business areas in Statoil and Hydro will review the reported desires.

If several people report an interest in a position, an evaluation based on the agreed criteria as described in the material will be performed. The current manager will not be able to prevent the individual from having his/her desires met.

Regarding relocation, a rather thorough evaluation of the basis for moving will of course be performed.

25 Question:
Relocation
Will mainly experienced personnel have the opportunity to change their geographic workplace, or will new employees have equal relocation opportunities? One of the reasons for this offer is to mix two cultures, I assume. Will relocation of new employees have this effect?

Answer:
All employees will be covered by the relocation package as long as they are offered a position and accept a position involving a relocation to a different location. We want to mix cultures across the two companies and across office locations and this is the reason for creating a competitive relocation package.

26 Question:
Work location
It has been stated that a considerable portion of the International E & P activities will be located in Oslo. When will the work location of the International E & P teams be finalised?

Answer:
Hi
International E&P will have its main activities in Norway in Oslo. However, you will see the location of the leader posted in the position database, and this will also the case when we announce the next level of management positions (L4) in middle of May. The geography of each position will be clear when all positions will be posted in June, but the L3 and L4 position give of course some guidance.

Best regards,
Hilde and Helge

27 Question:
Early retirement
Can those of us who are only a few months too young to apply for early retirement still apply on the basis of seniority? I have been an employee for 30 years.

Answer:
In this process it is impossible to move the limits. The offer of early retirement is restricted to those who are born in 1950 and earlier.

Best regards
Hilde

28 Question:
Answers in English
Could the answers please be written in both English and Norwegian. Thanks

Answer:
We try to respons in the language of the question. We have some who work to translate Norwegian questions into English as soon as possible/in paralell.

Hilde

29 Question:
Splitting the core business of Statoil
The development of INT has been closely linked to the development of technology and the Norwegian continental shelf. On this basis it is not natural to move activities to Oslo and Bergen.

Does Helge Lund have an industrial reason for this move?

Answer:
Hello.
Thank you for your question.

The Norwegian expertise and technology base will still be the spearhead of our international business. Our international growth is not solely dependent on our international activities - the whole organisation must still be mobilised to reach this goal.

I think everyone understands that it is important to further develop a large and future-oriented petroleum community also in Oslo and that it has been necessary to try to find a geographic balance when we merge Statoil and Hydro to create a good company.

Also in the future important functions will be performed in Stavanger to support the international business.

Kind regards
Helge

30 Question:
Expressing interest
I am working in UPN, and my positon is not supposed to move from Stavanger. If want to change my career and move to INT, I will then "show interest" in a job located in Oslo. Do I get the same benefits as my collages now working in INT?

Answer:
Hi

I encourage you to follow the positions closely in coming weeks and months, and express your interest for a position you find attractive. More information about the specific benefits and pay for the various individual positions will be decided later.

31 Question:
Women - in a minority
Hi
Why are there so few women in the new management team? I believed that both Statoil and Hydro have female managers or candidates with the required skills profile to fill such positions. I certainly hope that the new company will focus on management training also for women in the future. Regards Statoil employee

Answer:
Hi

We of course find it important that also women get exciting tasks in StatoilHydro, including at the executive management level. I would personally have liked to see more women in the executive management team.

I therefore encourage all employees, including competent women, to use this opportunity to report an interest in exciting and important management positions - starting this week.

Regarding management development, we will focus both on management development in general, and still promote optimal diversity.

Regards
Hilde

32 Question:
Betingelsene for 58+-pakka
When will the conditions for the 58+- (early retirement) package be ready?

Answer:
Hi.

Much of the content is already known from the material we have ditributed and made available on the intranet and in publications. We have said that we will give the formal offer on 1 May 2007, subject to the merger being approved.

Regards
Hilde

33 Question:
Lack of specialist personnel
Will all applicants for early retirement pension get a positive answer? If so, StatoilHydro will probably end up lacking certain specialist resources and have to hire contractors at a much higher price.

This happend during the last downsizing campaign in Statoil, and I hope we have learned from our mistakes.

Answer:
Thanks for your important comment.

I agree with this and hope that many employees feel that they still have much to offer and wish to help form a strong StatoilHydro.

Ensuring that the employees that accept early retirement do not return as contractors, as you mentioned, is a management responsibility.

34 Question:
Do you encourage flexibility?
Congratulation on a thorough and good process so far. I am wondering how much weight you will put on an employee's willingness to move office? If one Statoil employee and one Hydro employee with equivalent backgrounds applies for the same position - will the one moving office be more likely to get the job? Thanks.

Answer:
Hi
Thanks. It's difficult to comment specific cases, but generally speaking we encourage flexibility and mobility to create a new and integrated organisation, both in Stavanger, Oslo and elsewhere.

35 Question:
Exciting organisation
I just want to congratulate you on the presentation of a very exciting organisation. I belong to a group currently based in Oslo but am looking at which jobs within finance will be physically located in Bergen (and Stavanger).

Good luck with the ongoing work.

Answer:
Thank you very much.
Good luck.

Hilde and Helge

36 Question:
Different treatment for different employee groups
Hei Hilde and Helge

What about the equal opportunities for employees that Eivind Reiten mentioned in his latest Hydro Inside? Some groups of employees seem to be treated different than others.

Answer:
Dear

The principle of merger of equals and equal opportunity for both Statoil and Hydro employees has been our main guiding principle in the integration planning. Overall, I believe we have struck a good balance.

Best regards,
Hilde

37 Question:
Green energy
Question 1: Does StatoilHydro have ambitions to become large in "green energy"? In my opinion this will be necessary in the near future for companies with amibitions to flourish.

Answer:
Hello, and thank you for showing such important commitment

The new company will have big ambitions both on the Norwegian continental shelf, internationally and with regard to renewable energy. We cannot give any further details on this activity during this integration planning phase, but I think it will be very exciting. We will flourish.

Regards

38 Question:
Non-Norway based employees
How about international employees that are affected by the merger?

Answer:
Hi

Local employees outside Norway is not included in the integration planning.

Best regards

Hilde

39 Question:
Skills
How does the company intend to meet the skills requirement in a hot labour market when (estimated) 1600 seniors with strong technical skills accept a severance package?

Answer:
Hi

I hope that not all 58+ personnel want to take early retirement, but that you and many others want to use your professional skills, experience and efforts helping form a strong StatoilHydro. This type of programmes, however, must be general and I hope that some personnel decline the offer, and also understand that some accept it and regard it as a nice way of ending their employment.

40 Question:
Hydro IS Partner
According to Tore Torvund in Bergen/Porsgrunn, it seems as if Statoil/Hydro will need IS Partner for 2 years, and then the company will be slaughtered. This is not a very nice message to get. So why do we not get the opportunity to apply for other jobs in the new company?

Answer:
Hello
Thank you for your question. It has been decided that Hydro IS partner will be excluded from the integration planning process in this phase, and will continue as a wholly-owned AS of StatoilHydro. At the same time, a work group will be formed to prepare a good, long-term and uniform solution for Hydro IS partner. Irrespective of the long-term solution found, there will be comprehensive and vital IT/IS tasks to be carried out both concerning existing customers of Hydro IS partner and of course the integration process. All Hydro IS partner personnel will be offered the instruments, but will not have the opportunity to express interest in positions.

Important arguments for this solution have been to exclude Hydro IS partner from this process in order to have enough time to prepare a good and uniform solution, to continue Hydro's IT/IS solutions and to attend to other existing agreements and avoid fragmenting a strong group of professionals, among other aspects.

41 Question:
Offshore employees
It has been stated that offshore employees are excluded from this phase of the integration process. It has also been indicated that everyone can express an interest in positions. I assume that offshore employees can also express their interest in positions onshore?

Answer:
Employees on offshore and onshore installations are not affected by the scope of the integration process defined for the integration planning, and can therefore not express their interest this time. We must focus on safe and efficient operation, and we do not want to have too many ongoing processes of this type at the same time. But there will be a separate process for you next year.

 42 Question:
Stjørdal
Hi boss! I will assume that the number of employees at Stjørdal will not be reduced after the merger. The building is used to full capacity. Could you get us a new wing as a merger present?

Answer:
Hi

If you find more oil we will give you both a cake and office building :-)

Hilde

43 Question:
IS Partner
Will IS Partner be sold when the merger job is done ?

Answer:
Hi

We have now agreed to establish a group to work with a long-term and strategically sound solution for Hydro IS partner that creates good opportunities to the competent Hydro IS partner organization.

Best regards

Hilde

44 Question:
Staff reductions
The figure for surplus personnel in the company is reportedly 2500. How did you arrive at this figure?

Have you determined the size of the various units at level 3 and below?

Regards
IS

Answer:
Hi
Thanks for your question. We presented a new organisation structure this week, new management and a plan for the further process. We have not decided the size/dimension of the organisation. The suggested figure for surplus staff of 2500 covers possible synergies/duplicate work based on some overall evaluations and experience. Before we can say anything more specific about any overstaffing we have to do a thorough job. This work is now underway. We have, however, emphasised a process without dismissals, and that any synergies/duplicate work must be solved through new growth initiatives, reduced use of contractors, training and voluntary offers of early retirement.

45 Question:
Incentives for moving
I wonder if the announced incentives for moving in another town and another position are valid also for those people that voluntarily decide to move to a new position in the company.

Answer:
Yes

Hilde

46 Question:
Early retirement
The offer of early retirement pension involves retirement by 31.12.07, or would it be possible to accept the offer by this date, and retire a few months later ?

Answer:
The early retirement offer is open from 1 May to 31 December. Provided that you meet the age requirement (58 years), you may retire from the date StatoilHydro is established, about 1 October, at the earliest. In other respects, the date of an employee's retirement must be agreed with the respective supervisor in each individual case.

Regards Helge

47 Question:
Possible discharges
Hello!
Dear Helge and Hilde,

will the merger cause any employees discharges?

Answer:
Hi
We have said this is a growth driven merger with no lay-offs.

Best regards,

Hilde

48 Question:
Forskningssenter
Hi, will the current Statoil research centre at Rotvoll become StatoilHydro's research centre, or will it be divided into two units, one at Rotvoll and one in Bergen?

Answer:
Hi

The research unit of StatoilHydro will have activities both in Trondheim, Bergen and Porsgrunn. The management will be located inTrondheim.

Regards

Hilde

49 Question:
Operations West
I find it interesting to note that Oseberg has been grouped with Statfjord, Gullfaks and Snorre. Does this also mean that physical connections (pipelines) between these have been considered?

Answer:
The model is driven by organizational needs. We will have to come back to any possibilities that may exist on the business/infrastructure side when the merger has been completed.

Regards Helge

50 Question:
Criteria for allocating positions in StatoilHydro
Hello,
I noticed that there were many criteria for allocating positions in the new company. But I did not find that employment in Statoil or Hydro was an element to be included in the evaluation. My impression was still that an integration, i.e. a mixture of former Statoil and Hydro employees, was desirable. My question is therefore: Is former employment a criterium to be considered when positions are allocated in the new company, and if so, how is this to be considered?

Answer:
It is correct that we want to mix employees from both companies in our new organisation. Therefore we offer good commuting and relocation packages and encourage employees to consider positions at other office locations. The decision on who to offer positions will still be based on the qualifications of each individual.

51 Question:
Gilt-edged pension
Are the bases part of the integration process? Can the employees at Statoil's bases take advantage of the "guilt-edged" pension package?

Answer:
The bases are not within the scope of the integration planning process. You are therefore not able to take advantage of this offer of voluntary early retirement at this point. There will be a similar redeployment and integration process for these areas in 2008. The same means will be used here.

Regards Helge

52 Question:
Incentive programmes
Do the incentive programmes also apply to those that apply for and get a job in a different location on their own initiative?

Answer:
Everyone must report an interest in the positions in StatoilHydro. No programme beyond this exists. If you are assigned a position that involves relocation/commuting, you will be able to take part in the incentive programmes.

Regards Helge

53 Question:
Long term organisation?
Hello!

With you present knowledge, what will the StatoilHydro organisation and geographic distribution of the work/task/responsibilities look like in two years time, in five years time and in ten years time?

I understand that we - as any organisation - will have to adapt to the world around us. My question is posed to learn about your long term intentions on the organisational issues (not only for 2007, which is the focus in the integration process).

Good luck in the remainder of the integration process!

Best regards,
Ola Munkvold

Answer:
To me an organisation is not something fixed but a temporary way of structuring your resources in an optimal way. What reality will look like in 2-10 years is difficult to speculate in at this stage. It's fair to expect that we will have a broader presence internationally than we have today.

The future organisation will be a function of StatoilHydro's business strategy, plans and achievements. As you know these are yet to be developed.

Regards Helge

54 Question:
New employee
Do new employees also have the opportunity to accept offers of relocation compensation?

Answer:
Yes, all employees are covered by this scheme if they are offered and accept a position involving relocation.

55 Question:
International employees
How will be the process for international employees when it comes to job positions:

Answer:
Local employees outside Norway are not included in the scope for the integration process. Expatriates from Norway can express interest for the positions in StatoilHydro. These will follow the process as described in the integration master plan.

Regards Helge

56 Question:
Relocation packages for spouses
If both spouses are Statoil employees and the applications of both to move to a new office location are accepted, will each of the spouses get a relocation package (20% salary increase, NOK 300 000 in a lump sum payment, NOK 3 million in interest-free loan etc) ?

Answer:
Detailed guidelines for relocation of spouses/co-habitants will be developed soon.

Regards Helge

57 Question:
Re. commuting and incentives
At the townhall meeting it was e.g. maintained that: ”Much importance will be attached to the present position in connection with the assignment of positions in the new organisation."
What programmes will apply to those that are currently commuting/have a permanent assignment in a different city than their city of residence, and whose position will still remain in the same city after the merger?

Answer:
If you are assigned a job which requires work in a different place than your contractual work location, the incentives will apply.

Regards Helge

58 Question:
HISP
From the daily "Dagens Nærlingsliv" on HISP today:

Nils Molin of the IDC analysis company clearly expresses to "Dagens Næringsliv" that the merger is a bad idea. He is of the opinion that a sale is the best solution. On the one hand the company may not need the money earned on a sale, but on the other hand it does not need the personnel either, he says to the newspaper.

Is this also the management's opinion since we will not be employees with all rights?

Answer:
Hello
In our opinion Hydro IS partner has been a vital part of Hydro, and it is a competent organisation with highly qualified personnel on whom we depend fully.

At the same time, Hydro IS partner has already obligations to external customers and not least the remaining part of Hydro. For this reason it is necessary to make a thorough and uniform review of how StatoilHydro best can organise its IT/IS business and Hydro IS partner's role. Hydro IS partner will be a wholly-owned subsidiary of StatoilHydro.

Kind regards,
Hilde

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.